Exhibit 99.1

News Release

For Immediate Release

Positive start to the year: Stantec announces first quarter 2013 results and dividend

EDMONTON, AB (May 9, 2013) TSX, NYSE:STN

Today, Stantec announced solid first quarter 2013 results, with several key items to highlight

•	Gross revenue increased 17.7% to C$513.2 million in Q1 13 from C$436.2 million in Q1 12
•	Net income increased 13.6% to C$28.4 million in Q1 13 from C$25.0 million in Q1 12
•	Diluted earnings per share increased 10.9% to C$0.61 in Q1 13 from C$0.55 in Q1 12
•	The Company declared a quarterly dividend of C$0.165 per share

“With a continued focus on our strategy and a commitment to the success of the clients and communities we engage with every day, we saw a positive start to 2013,” says Bob Gomes, Stantec president and chief executive officer. “Thanks to the hard work of our staff we continue to achieve the results we set for the Company.”

Stantec achieved solid results for the first quarter of 2013. Compared to Q1 12, Stantec’s gross revenue increased by 17.7% to C$513.2 million from C$436.2 million, EBITDA increased 15.1% to C$54.8 million from C$47.6 million, net income increased 13.6% to C$28.4 million from C$25.0 million, and diluted earnings per share increased 10.9% to C$0.61 from C$0.55.

In Q1 13, Stantec’s gross revenue grew organically by 5.2%, demonstrating a sustained ability to generate organic growth within the diversity of the business model. The Company’s positive results were due to acquisitions completed in 2012 and organic revenue growth spurred by activity in the oil and gas and transportation sectors.

Executing our Strategy Results in Market Opportunities

With the strength of its recent acquisitions and its depth of expertise, Stantec is well-positioned to respond to market opportunities across its practice areas. Stantec’s expertise in providing front-end and design services to clients interested in moving energy and resources to market continues to generate opportunities for pipelines and associated facilities, such as providing the coordination, management, and engineering analysis for the geotechnical aspects of the Kitimat LNG Export Facility in British Columbia.

Strategic acquisitions continue to increase Stantec’s presence in local markets, particularly in the United States, allowing the Company to secure more design-build opportunities. One such recent project is the I-75MM 63 rest area design-build in Collier County, Florida, where services include design, ecological permitting, and landscape architecture.

As the residential market in the United States shows signs of recovery Stantec continues to diversify its expertise and ability to provide a variety of services to different segments in the urban development market, resulting in steady wins of new projects. For example, Stantec recently secured a project for the campus master plan for the Delaware Valley College in Doylestown, Pennsylvania. Services include facilities assessment, space utilization, and campus planning recommendations.

Additional Company Activity

On May 8, 2013, Stantec’s board of directors declared a quarterly dividend of C$0.165 per share, payable on July 18, 2013, to shareholders of record on June 28, 2013.

Conference Call and Company Information

Stantec’s first quarter conference call, to be held Thursday, May 9, 2013, at 2:00 PM MDT (4:00 PM EDT), will be broadcast live and archived in the Investors section of www.stantec.com. Financial analysts who wish to participate in the earnings conference call are invited to call 1-800-820-0231 and provide confirmation code 1763207 to the operator.

Stantec’s Annual Meeting of Shareholders will be held today at 10:30 AM MDT (12:30 PM EDT) at MacEwan University’s Alberta College Campus in Edmonton, Alberta, 10050 MacDonald Drive.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. We support public and private sector clients in a diverse range of markets at every stage, from the initial conceptualization and financial feasibility study to project completion and beyond. Our services are provided on projects around the world through approximately 12,000 employees operating out of more than 200 locations in North America and 4 locations internationally. Stantec is One Team providing Integrated Solutions.

Cautionary Statements

Stantec’s EBITDA is a non-IFRS measure, and gross revenue is an additional IFRS measure. For a definition and explanation of non-IFRS measures and additional IFRS measures, refer to the Critical Accounting Estimates, Developments, and Measures section of the Company’s 2012 Financial Review. Figures for 2012 have been restated for the adoption of IFRS 10, “Consolidated Financial Statements” and IFRS 11 “Joint Arrangements” as further described in note 4 of our Q1 13 unaudited interim consolidated financial statements.

This press release contains forward-looking statements concerning Stantec’s future financial performance, future growth, and future acquisitions activities. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. We caution readers of this press release not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to the risk of an economic downturn, changing market conditions for Stantec’s services, disruptions in government funding, the risk that Stantec will not meet its growth or revenue targets and the risk that the contemplated transactions will not close when expected or at all. Investors and the public should carefully consider these factors, other uncertainties, and potential events as well as the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company.

For more information on how other material factors and other factors could affect our results, refer to the Risk Factors section and Cautionary Note Regarding Forward-Looking Statements in our 2012 Financial Review. You may obtain our 2012 Financial Review by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com or at www.stantec.com. Alternatively, you may obtain a hard copy of the Financial Review free of charge upon request to our Investor Contact noted below.

Media Contact Sherry Brownlee Stantec Media Relations Tel: (780) 917-7264 sherry.brownlee@stantec.com	Investor Contact Crystal Verbeek Stantec Investor Relations Tel: (780) 969-3349 crystal.verbeek@stantec.com

One Team. Integrated Solutions.

- Continued, Income Statement and Balance Sheet attached -

Consolidated Statements of Financial Position

(Unaudited)

(In thousands of Canadian dollars)	March 31 2013 $	December 31 2012* $	January 1 2012* $

ASSETS
Current
Cash and cash equivalents	25,659	40,708	34,898
Trade and other receivables	362,167	353,451	308,518
Unbilled revenue	173,637	148,908	133,434
Income taxes recoverable	12,341	3,840	16,825
Prepaid expenses	16,045	14,283	13,882
Other financial assets	17,666	17,670	13,833
Other assets	6,268	4,106	3,172

Total current assets	613,783	582,966	524,562
Non-current
Property and equipment	119,679	114,994	107,763
Goodwill	572,726	566,784	509,028
Intangible assets	83,576	85,748	72,047
Investments in joint ventures and associates	5,223	5,286	3,980
Deferred tax assets	41,461	40,975	43,639
Other financial assets	63,113	63,691	61,606
Other assets	1,261	3,791	1,657

Total assets	1,500,822	1,464,235	1,324,282

LIABILITIES AND EQUITY
Current
Trade and other payables	197,856	211,726	188,929
Billings in excess of costs	70,103	60,822	49,441
Income taxes payable	-	159	-
Current portion of long-term debt	45,253	42,888	59,593
Provisions	14,118	14,863	16,373
Other financial liabilities	3,325	1,672	5,042
Other liabilities	8,964	8,650	5,208

Total current liabilities	339,619	340,780	324,586
Non-current
Long-term debt	254,700	256,408	236,601
Provisions	37,983	36,959	42,076
Deferred tax liabilities	58,840	57,840	54,561
Other financial liabilities	2,713	2,342	2,257
Other liabilities	44,332	42,778	37,191

Total liabilities	738,187	737,107	697,272

Shareholders’ equity
Share capital	246,228	240,369	226,744
Contributed surplus	13,525	14,291	14,906
Retained earnings	512,063	491,227	397,706
Accumulated other comprehensive loss	(9,284)	(18,862)	(12,449)

Total equity attributable to equity holders of the Company	762,532	727,025	626,907

Non-controlling interests	103	103	103

Total equity	762,635	727,128	627,010

Total liabilities and equity	1,500,822	1,464,235	1,324,282

*	Figures for 2012 have been restated for the adoption of IFRS 10 and IFRS 11.

Consolidated Statements of Income

(Unaudited)

	For the quarter ended March 31

(In thousands of Canadian dollars, except per share amounts)	2013 $	2012* $

Gross revenue	513,207	436,196
Less subconsultant and other direct expenses	86,355	65,726

Net revenue	426,852	370,470
Direct payroll costs	196,525	168,931

Gross margin	230,327	201,539
Administrative and marketing expenses	175,388	153,686
Depreciation of property and equipment	7,282	6,442
Amortization of intangible assets	5,804	4,671
Net interest expense	2,319	2,217
Other net finance expense	598	850
Share of income from joint ventures and associates	(208)	(396)
Foreign exchange loss (gain)	106	(279)
Other (income) expense	(308)	113

Income before income taxes	39,346	34,235

Income taxes
Current	10,886	9,214
Deferred	13	(8)

Total income taxes	10,899	9,206

Net income for the period	28,447	25,029

Weighted average number of shares outstanding – basic	46,054,787	45,557,235

Weighted average number of shares outstanding – diluted	46,361,858	45,557,235

Shares outstanding, end of the period	46,136,982	45,717,418

Earnings per share
Basic	0.62	0.55

Diluted	0.61	0.55

*	Figures for 2012 have been restated for the adoption of IFRS 10 and IFRS 11.